Exhibit 12




                 MASCO CORPORATION AND CONSOLIDATED SUBSIDIARIES

                Computation of Ratio of Earnings to Fixed Charges


                                                 (Thousands of Dollars)
                                  Nine
                                 Months
                                 Ended
                              September 30,              Year Ended December 31,
                                  1994        1993      1992      1991      1990      1989
Earnings Before Income Taxes
  And Fixed Charges:

  Income before income taxes    $345,800    $362,600  $304,800  $ 97,600  $235,900  $327,100

  Deduct/add equity in
    undistributed (earnings)
    losses of fifty-percent-
    or-less-owned companies      (26,850)    (18,740)  (17,290)   12,640     8,760   (29,060)

  Add dividends received from
    fifty-percent-or-less-
    owned companies                4,800       4,940     4,100    25,450     1,780     1,990

  Add interest on indebtedness,
    net                           80,530     104,080   100,490   124,950   125,770   112,830

  Add amortization of debt
    expense                        1,670       2,650     2,710     1,630     1,420     1,460

  Add one-third of rentals         8,980      10,970    10,800    12,530     9,610     8,830

  Earnings before income
    taxes and fixed charges     $414,930    $466,500  $405,610  $274,800  $383,240  $423,150


Fixed charges:

  Interest on indebtedness      $ 80,540    $105,420  $113,670  $128,450  $125,770  $112,830

  Amortization of debt expense     1,670       2,650     2,710     1,630     1,420     1,460

  One-third of rentals             8,980      10,970    10,800    12,530     9,610     8,830

  Fixed charges                 $ 91,190    $119,040  $127,180  $142,610  $136,800  $123,120

Ratio of earnings to fixed
  charges                            4.6         3.9       3.2       1.9       2.8       3.4

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